## Contact

www.linkedin.com/in/steven-
pope-93717587 (LinkedIn)

## Top Skills

Licensing
Commercial Litigation
Corporate Law

## Languages

English (Native or Bilingual)
Italian (Professional Working)

# Steven Pope

Sr. Vice President, General Counsel and Secretary at EMulate
Therapeutics, Inc.
Seattle, Washington, United States

## Experience

**EMulate Therapeutics, Inc.**
15 years 1 month

Corporate Secretary and Sr. VP, General Counsel
September 2010 - Present (15 years 1 month)
Seattle, WA

Sr. Vice President, General Counsel and Corporate Secretary
September 2010 - Present (15 years 1 month)
Bellevue, Washington, United States

# Responsible for the company's legal affairs, its intellectual property strategy
and protection, and its regulatory compliance

**Perkins Coie LLP**
Partner
May 1988 - August 2010 (22 years 4 months)

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## Education

Seattle University School of Law
J.D.

Gonzaga University
B.A.

Gonzaga University
B.A.

University of Oxford
M.A.

University of Oxford
MA